Points.com Unveils Next-Generation Reward Personalization Tool

TORONTO, June 7, 2006 - Points International Ltd. (TSX: PTS; OTCBB: PTSEF)—owner and operator of the world’s leading reward-management portal, Points.com—today announced a breakthrough in reward-management technology. Suggestion Search is a new search tool that lets Points.com members personalize the industry-leading Points.com Suggestion Engine.

“Suggestion Search fulfills a vision we outlined when we started the Suggestion Engine project,” said Grad Conn, Chief Marketing Officer of Points International. “Our vision was for Points.com to help people find out what to do with their miles and points, using a simple query: ‘What can I get with X points in Y program?’”

Every member of Points.com can now generate his or her own effective reward strategies by using Suggestion Search. The new user interface automatically calculates suggested actions that make effective use of the current balance in each reward-program account in the member’s portfolio.
Suggestion Search is an enhancement of the Suggestion Engine introduced in January 2006. Both registered members of Points.com and visitors to the site can use Suggestion Search; for registered members the search query automatically begins with the current balance in the member’s favorite reward program. Search criteria can be adjusted, so members can experiment with different points or miles values in different reward programs.

Over the next few weeks Points International will extend Suggestion Search throughout the Points.com application, as part of a process that will make changes and enhancements both to the visitor interface and to the application itself.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group’s Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.
Website: http://www.points.com

For more information contact:

For investor relations:

Steve Yuzpe, CFO, Points International Ltd., (416) 596-6382, steve.yuzpe@points.com;

For partnerships and other inquiries:

Christopher Barnard, President, Points International Ltd., (416) 596-6381, christopher.barnard@points.com